United States
	       Securities and Exchange Commission
		     Washington, D.C.  20549




			  SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 4  )

Southwall Technology, Inc.

(Name of issuer)

Common Stock

(title of class securities)

			    844909101
			 (CUSIP number)




	  Check if a fee is being paid with this statement. (A fee is not re quired only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent o r less of such class.) (See rule 13d-7).

CUSIP No. 844909101                                             Schedule 13G


1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	 Eaton Vance Management
	 #04-3101341

2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)
	(b)     Group Disclaimed                                         _X_

3 - SEC USE ONLY


4 - CITIZENSHIP OF PLACE OF ORGANIZATION

     Boston, Massachusetts

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
  WITH:

     5 - SOLE VOTING POWER                      101,000 Shares

     6 - SHARED VOTING POWER                             0 Shares

     7 - SOLE DISPOSITIVE POWER         101,000 Shares

     8 - SHARED DISPOSITIVE POWER                        0 Shares


9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	101,000 Shares (See item 4)

10 - CHECK BOX IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN
     SHARES

11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

     1.7%

12 - TYPE OF REPORTING PERSON

     IA

 CUSIP No. 844909101                                            Schedule 13G


Item 1(a) Name of Issuer:

	Southwall Technology Incorporated

Item 1(b) Address of Issuer's Principal Executive Office:

     1029 Corporate Way, Palo Alto, CA 94303

Item 2(a) Name of Person Filing:

     Eaton Vance Management

Item 2(b) Address of Principal Business Office of Person Filing:

     24 Federal Street, Boston, Massachusetts 02110

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number

     844909101

Item 3    Eligibility to File Schedule 13G:

Eaton Vance Management, including its subsidiaries, is an investment adviser re gistered under Section 203 of the Investment Adviser Act of 1940, and acts as i nvestment adviser to investment companies registered under Section 8 of the Inv estment Company Act of 1940.

Item 4    Ownership:

(a) At December 31, 1996:

Green Century Balanced Fund, an open-end, diversified management investment com pany, beneficially owned 15,000 of the issuers common stock (or 0.3% of the 5,8 47,000 shares believed to be outstanding)

Various private investment accounts, pension and profit sharing accounts benefi
cially owned 86,000 of the       issuers common stock (or 1.4% of the 5,847,000
shares believed to be outstanding)

By virtue of rule 13d-3(a)(2) under the Securities Exchange Act of 1934, Ea ton Vance Management, including its subsidiaries, in its capacity as investment adviser may be deemed the beneficial owner of 101,000 of the issuers Common Sto ck (or 1.7% of the 5,847,000 shares believed to be outstanding), in as much as said investment adviser has investment power with respect to such shares.

(b) At December 31, 1996:

Green Century Balanced Fund, an open-end, diversified management investment com pany, has the sole power to vote or to direct the vote of 15,000 of the issuers common stock and the sole power to dispose or direct the disposition of 15,000 of the issuers Common Stock.

Eaton Vance Management, including its subsidiaries, has the sole power to vote or to direct the vote of 86,000 of the issuers common stock and the sole power to dispose or direct the disposition of 86,000 of the issuers Common Stock, in its capacity as investment adviser for various private investment accounts, pen sion and profit sharing accounts.

Item 5    Ownership of Five Percent or Less of a Class:

This report is being filed to report the fact that as of December 31, 1996 Eato n Vance Management has ceased to be the beneficial owner of more than 5 percent of the common stock of Southwall Technology, Inc.

Item 6    Ownership of More than Five Percent on Behalf of Another
	  Person:

     Not applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired th e Security Being Reported on by the Parent Holding Company:

     Not applicable

Item 8    Identification and Classification of Members of the
	  Group:

     Not applicable


Item 9    Notice of Dissolution of Group:

     Not applicable

Item 10   Certification:

DISCLAIMER

Eaton Vance Management disclaims and each Fund and account referred to herein d isclaims that it acts or has ever acted (or has ever agreed to act) with any ot her person (including, without limitation, any one or more of the other entitie s referred to in this statement or any associate thereof) as a general partners hip, limited partnership, syndicate or other group for the purpose of acquiring , holding, voting or disposing of equity securities of the issuer within the me aning of Section 13(d)(3) of the Securities Exchange Act of 1934, and states th e filing or sending of this statement shall not be deemed to constitute any suc h action or agreement.

CERTIFICATION AND SIGNATURE

Eaton Vance Management certifies that it is a person entitled to file statement s on Schedule 13G under Rule 13d-1(b)(1) promulgated under the Securities Excha nge Act of 1934, and the securities referred to above were acquired in the ordi nary course of business and were not acquired for the purpose of and do not hav e the effect of changing or influencing control of the issuer of such securitie s and were not acquired in connection with or as a participant in any transacti on having such purpose or effect .

After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies that the information set forth in this Amendment is true, complete and correct.

				   EATON VANCE MANAGEMENT



February 12, 1997                  By: Douglas C. Miller
Assistant Vice President





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